AB
3/13

14047363

UNI
SECURITIES AND
Washington, D.C. 20549

RECEIVED
2014 FEB 25 PM 2:37
SEC / MR

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 25384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Planning Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 S. Outer 40 Road, Suite 201
(No. and Street)

Chesterfield	MO	63017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Kluesner — 314-878-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP CPA's
(Name – *if individual, state last, first, middle name*)

999 Executive Parkway, Suite 301	St. Louis	MO	63141
(Address) (City)		(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

"PUBLIC"

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/14/14

RECEIVED

OATH OR AFFIRMATION

I, Richard L. Kluesner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Planning Consultants, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

CATHERINE J. NANOS
My Commission Expires
August 14, 2016
St. Louis County
Commission #12499172

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

February 7, 2014

To the Shareholders and
Board of Directors
Financial Planning Consultants, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Financial Planning Consultants, Inc., (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financial Planning Consultants, Inc., as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Boyd, Franz & Stephans LLP

Boyd, Franz & Stephans LLP
St. Louis, Missouri
February 7, 2014

FINANCIAL PLANNING CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	383,014
Temporary investments, at market (Note 3)		-
Commissions receivable - brokerage		55,663
Commissions receivable - other		161,119
Employee advances		10,362
Due from officer		59,010
Notes receivable - officer (Note 8)		90,000
Prepaid expenses		20,497
Furniture, equipment and automobile, at cost net of accumulated depreciation and amortization of $586,924		10,432
Deposits		49,668
Total assets	$	839,765

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	9,861
Accrued expenses		8,278
Commissions payable		199,480
Income taxes payable (Note 4)		3,395
Total liabilities	$	221,014
Stockholders' equity:		
Class A common stock $1 par value; voting; authorized 493,000 shares; issued and outstanding 392,034		
Class B common stock $1 par value; non-voting; authorized 507,000 shares; issued and outstanding 333,221	$	725,255
Paid-in capital		114,689
	$	839,944
Less 282,896 shares of treasury stock, at cost		(376,683)
	$	463,261
Retained earnings		155,490
Total stockholders' equity	$	618,751
Total liabilities and stockholders' equity	$	839,765

See Notes to Statement of Financial Condition

NOTE 1: - DESCRIPTION OF BUSINESS:

Financial Planning Consultants, Inc., a Missouri corporation, was organized in 1979 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities limited partnerships, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis. Acting as an agent, the Company may buy and sell securities on behalf of its customers. In return for such services, the Company charges a commission. Each time customers enter into a buy or sell transaction, a commission is earned by the Company for its selling and administration efforts.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Commissions payable are current obligations to brokers resulting from the buying and selling of securities and annuities to customers in the ordinary course of business.

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. The activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

Fixed assets are carried at cost, less accumulated depreciation computed using both the straight-line and accelerated methods. Depreciation for the year ended December 31, 2013, is $1,885. Fixed assets are depreciated as follows:

	Estimated Useful Life	Cost	Depreciation
Equipment	5-10 Years	$ 261,734	$ 259,527
Furniture and Fixtures	7-10 Years	176,734	176,734
Automotive Equipment	5-7 Years	143,194	143,194
Leasehold Improvements	39 Years	15,694	7,469
		$ 597,356	$ 586,924

Depreciation is provided by various methods using useful lives ranging from five to thirty-nine years.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 4 – INCOME TAXES:

The provision for income taxes consists of both current and deferred taxes. Current taxes consist of amounts for taxes owed on current year book income. Deferred taxes consist of amounts for taxes owed on permanent differences between taxable income and book income.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 5 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital and net capital requirements of approximately $343,254 and $100,000, respectively. The Company's net capital ratio was 3.43 to 1.

NOTE 6 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities and Exchange Act of 1934, per section (K)(2)(ii) of Rule 15c3—3.

NOTE 7 – LEASES:

The Company leases office space located in St. Louis, Missouri, under a contract commencing October 18, 1993. The sixth amendment to the agreement extended the lease to June 30, 2015. Annual base rental payments are as follows:

2013	$ 95,175
2014	96,444
2015	96,444

NOTE 8 – NOTES RECEIVABLE – OFFICER - UNSECURED:

Notes receivable at December 31, 2013, consisted of $90,000 on two non-interest bearing, promissory notes from an officer of the Company.

NOTE 9 – EMPLOYEE BENEFIT PLANS:

The Financial Planning Consultants, Inc. 401(k) Plan was adopted by the Company on July 12, 1989, under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees of the Company including executive officers are eligible to participate after completing one year of service, as defined, and attaining 21 years of age. A participating employee may elect to defer on a pretax basis a percentage of his or her salary. All amounts vest immediately and are invested in various funds as directed by the participant. The full amount in a participant's account will be distributed to a participant upon termination of employment, retirement, disability or death. Management of the Company has authorized an employer contribution to the plan in the amount of $7,172 to be paid by March 15, 2014.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through February 7, 2014, the date of the Report of Independent Auditors.

NOTE 11 – FAIR VALUE MEASUREMENT:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2013, the Company did not have any level 2 or level 3 inputs.

NOTE 12 – COMMITMENTS AND CONTINGENCIES:

The Company has no commitments or contingencies that require disclosure through February 7, 2014, the date of the Independent Auditor's Report.